SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

SILICOM LTD.

(Translation of Registrant's name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44000, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ x ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [ x ]

Attached hereto and incorporated by reference herein is Registrant's press release dated January 21st, 2003 announcing Registrant's fourth quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Ilan Erez Ilan Erez Chief Financial Officer

Dated: January 21st, 2003

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS FOURTH
QUARTER AND FULL YEAR 2002 RESULTS

KFAR SAVA, Israel--January 21, 2003--Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the fourth quarter and year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were $795,000 compared to $853,000 for the fourth quarter of 2001. Net loss for the quarter was ($674,000), or ($0.16) per share fully diluted, compared to ($288,000), or ($0.07) per share fully diluted, for the fourth quarter of 2001.

For the full year ended December 31, 2002, revenues were $2,726,000, compared to $4,530,000 for 2001. Net loss for the period was ($2,485,000), or ($0.60) per share fully diluted, compared to ($1,486,000), or ($0.36) per share fully diluted, for 2001.

Commenting on the results, Shaike Orbach, President and CEO, said, "We are encouraged by the high level of interest which has surfaced for our new line of high-performance Storage Networking connectivity products. With deep Ethernet knowledge and advanced software and hardware development capabilities, we continue to intensify our R&D efforts and currently develop complex high-end server networking solutions. We believe these products address a significant market need, representing a sustained opportunity despite long sales cycles."

Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry's significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops innovative networking solutions for manufacturers of storage systems, Internet traffic management systems, security systems and for other hardware manufacturers providing a variety of server-based systems in multi port high performance environment. It also offers an extensive range of PC Cards, PCI cards and USB products. For more information about Silicom, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results

U.S. dollars, in thousands, except for per share amounts

                                                  Three-month period                     Year ended
                                                  ended December 31,                    December 31,
                                                      (Unaudited)                        (Audited)

                                                 2002             2001              2002             2001

Sales                                            $795             $853           $ 2,726           $4,530
Cost of sales                                     578              587             2,091            3,635
                                             --------         --------          --------         --------
Gross profit                                      217              266               635              895
                                             --------         --------          --------         --------

Research and development
costs, gross                                      446              278             1,523            1,333
(Less) - royalty bearing
participations                                     49            (107)                15            (469)
                                             --------         --------          --------         --------
Research and development
costs, net                                        495              171             1,538              864

Selling and marketing                             250              286             1,022            1,113
General and administrative                        175              148               712              625
                                             --------         --------          --------         --------
                                                  920              605             3,272            2,602
                                             --------         --------          --------         --------

Operating Loss                                  (703)            (339)           (2,637)          (1,707)

Financial income, net                              29               51               152              254
                                             --------         --------          --------         --------

Loss before taxes on income                     (674)            (288)           (2,485)          (1,453)
Taxes on income                                   ---              ---               ---               33
                                             --------         --------          --------         --------
Net Loss                                       $(674)           $(288)          $(2,485)         $(1,486)
                                             ========         ========          ========         ========

Basic and diluted Loss per
share                                        $ (0.16)         $ (0.07)          $ (0.60)         $ (0.36)
                                             ========         ========          ========         ========

Weighted average number of
shares outstanding - Basic EPS
(in thousands)                                  4,110            4,110             4,110            4,110
                                             ========         ========          ========         ========

Weighted average number of
shares outstanding - Diluted
EPS (in thousands)                              4,113            4,110             4,111            4,110
                                             ========         ========          ========         ========

Silicom Ltd. Consolidated Balance Sheets
(Audited)

(U.S. dollars, in thousands)

                                                 December 31, 2002           December 31, 2001

Assets

Current assets
Cash and cash equivalents                                $861                       $1,916
Short term investments                                  3,799                        1,115
Trade receivables                                         504                        1,232
Other receivables                                         277                          355
Inventories                                             1,221                        1,725
                                                     --------                     --------
                                                        6,662                        6,343

Long-term investments                                       -                        2,648
Severance pay fund                                        408                          361
Property and equipment, net                               257                          306
Other assets                                               77                          ---
                                                     --------                     --------

Total assets                                           $7,404                       $9,658
                                                     ========                     ========

Liabilities and shareholders' equity

Current liabilities
Trade payables                                            561                          310
Other payables and accrued liabilities                    415                          450
                                                     --------                     --------
Total current liabilities                                 976                          760

Liability for severance pay                               743                          728
                                                     --------                     --------

Total liabilities                                       1,719                        1,488
                                                     --------                     --------

Shareholders' Equity
Share capital and additional paid in
capital                                                 5,550                        5,550
Treasury stock                                           (38)                         (38)
Retained earnings                                         173                        2,658
                                                     --------                     --------
                                                        5,685                        8,170
                                                     --------                     --------
Total liabilities and shareholders'
equity                                                 $7,404                       $9,658
                                                     ========                     ========